Exhibit 99.1

dLocal engages with Argentine authorities and announces further investments in the country

MONTEVIDEO, Uruguay, June 15, 2023 (GLOBE NEWSWIRE) -- DLocal Limited (“dLocal,” the “Company,” “we,” “us,” and “our”) (Nasdaq: DLO), a technology-first payments platform enabling global enterprise merchants to connect with billions of consumers in emerging markets, today announced that the Company had a constructive engagement with senior representatives of the Argentine federal government to discuss, among other matters, the manner in which dLocal operates in the country, including dLocal’s compliance with foreign exchange regulations. The government representatives understood the importance of the services that dLocal provides in Argentina, the way in which dLocal promotes financial inclusion in the country and appreciated dLocal’s proactive engagement and willingness to cooperate with applicable administrative and judicial authorities of Argentina.

Given the magnitude of dLocal’s business in Argentina, dLocal intends to show additional economic substance with its plan to hire approximately 100 people over the next year and 300 people in the medium-term in the country.  In addition, dLocal intends to make an aggregate investment over time of up to USD100 million in Argentina, including through locally issued Argentinian federal government bonds US Dollar linked that may be used locally to fulfill operating expenses and local investments according to the company's strategy. dLocal believes that these steps provide further testament to the fact that dLocal is in the country for the long-term.

About DLocal

DLocal powers local payments in emerging markets connecting global enterprise merchants with billions of emerging market consumers across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” concept (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements convey DLocal’s current expectations or forecasts of future events. Forward-looking statements regarding DLocal involve known and unknown risks, uncertainties and other factors that may cause DLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” and “Cautionary Note Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, DLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:
investor@dlocal.com

Media Contact:
marketing@dlocal.com